Exhibit 99.1

SouFun Announces First Quarter 2013 Results

BEIJING, May 8, 2013 - SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal and one of the leading home furnishing and improvement websites in China, announced today its unaudited financial results for the first quarter 2013. (Amounts are in US dollars, unless otherwise specified.)

First Quarter 2013 Highlights

•	Revenue in the first quarter of 2013 was $91.0 million, a 55.6% increase from the corresponding period in 2012.

•

Operating income in the first quarter of 2013 was $37.2 million, a 161.9% increase from the corresponding period in 2012. Non-GAAP operating income in the first quarter of 2013 was $39.0 million, a 151.9% increase from the corresponding period in 2012.

•

Net income attributable to SouFun Holdings Limited’s shareholders was $28.4 million, or $0.34 per fully diluted share, which was a year-over-year increase of 95.5%. Non-GAAP net income attributable to SouFun Holdings Limited’s shareholders was $33.2 million, or $0.40 per fully diluted share, which was a year-over-year increase of 134.3%.

“We had a very strong quarter to start 2013,” said Vincent Mo, Executive Chairman of SouFun. “Our focus on expanding existing business and constant innovation has allowed SouFun to deliver solid results quarter after quarter. We will continue to invest in our people, technology, and local city infrastructure. We believe such investments are critical to ensure SouFun’s long-term sustainable expansion and will create significant value for our shareholders in the long run.”

First Quarter 2013 Results

Revenues

SouFun reported total revenues of $91.0 million for the first quarter of 2013, representing an increase of 55.6% from the corresponding period in 2012, primarily driven by the growth in SouFun membership services and listing services.

Revenue from marketing services was $35.8 million for the first quarter of 2013, an increase of 4.6% from $34.3 million for the corresponding period in 2012, primarily driven by the increase in number of advertisers.

Revenue from e-commerce services was $26.4 million for the first quarter of 2013, a 118.9% increase from $12.0 million for the same period in 2012 due to the increase in property purchases through our SouFun membership service.

Revenue from listing services was $26.8 million for the first quarter of 2013, an increase of 145.4% from $10.9 million for the corresponding period in 2012 primarily due to increased property listings from agency subscribers. The increase in listings was partially driven by the announcement of certain housing-related government policies, which resulted in a significant increase in secondary home market transaction volume.

Revenue from other value-added services was $2.0 million for the first quarter of 2013, an increase of 60.8% from $1.3 million for the corresponding period in 2012, primarily driven by database sales.

Cost of Revenue

Cost of revenue was $20.0 million for the first quarter of 2013, an increase of 21.2% from $16.5 million for the corresponding period in 2012. The increase in cost of revenue was primarily due to the increase in staff costs, business tax, value-added taxes and other surcharges.

Gross margin was 78.0% for the first quarter of 2013, improved from 71.8% for the corresponding period in 2012 as a result of controlled headcount increase as compared to the revenue growth.

Operating Expenses

Operating expenses were $33.8 million for the first quarter of 2013, an increase of 21.7% from $27.8 million for the corresponding period in 2012, primarily due to effective cost control.

Selling expenses were $18.7 million for the first quarter of 2013, an increase of 29.6% from $14.5 million for the corresponding period in 2012, primarily due to increased staff cost and advertising and promotional expenses.

General and administrative expenses were $15.1 million for the first quarter of 2013, an increase of 13.2% from $13.3 million for the corresponding period in 2012, primarily due to increased staff cost and, to a lesser extent, an increase in allowance for doubtful accounts.

Operating income was $37.2 million for the first quarter of 2013, an increase of 161.9% from $14.2 million for the corresponding period in 2012, driven by the revenue growth and effective cost control.

Income tax expense was $11.6 million for the first quarter of 2013, a substantial increase compared to $1.9 million for the corresponding period in 2012. The increase was primarily due to a $5.0 million incremental tax expense driven by profit growth and a $3.1 million accrual of dividend-related withholding tax in the first quarter of 2013, as well as a $1.6 million one-time tax benefit in the first quarter of 2012.

Net income attributable to SouFun Holdings Limited’s shareholders was $28.4 million for the first quarter of 2013, an increase of 95.5% from $14.5 million for the corresponding period in 2012. Fully diluted earnings per share were $0.34 for the first quarter of 2013, a 88.9% increase from $0.18 for the corresponding period in 2012.

Non-GAAP EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $40.9 million for the first quarter of 2013, an increase of 134.4% as compared to $17.4 million for the corresponding period in 2012.

As of March 31, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale security) of $203.9 million, compared to $143.6 million as of December 31, 2012. Cash flow from operating activities was $59.8 million for the first quarter of 2013, a 127.1% increase from $26.3 million for the same period in 2012.

Business Outlook

SouFun raises its total revenue guidance for 2013 from between $516.0 million and $527.0 million to between $527.0 million and $538.0 million, or from a year-over-year increase of between 20.0% and 22.5% to between 22.5% and 25.0%, despite uncertainties in China’s property market. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’s management team will host a conference call on May 8, 2013 at 8 a.m. U.S. Eastern Daylight Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

International Toll Dial-In Number:	+65 6723 9381

International Toll Free Dial-In Number(s):
Hong Kong	800 930 346
United States	+1 866 519 4004
Local Dial-In Number(s):
Mainland China	400 620 8038 / 800 819 0121
Hong Kong	+852 2475 0994
United States, New York	+1 718 354 1231
Passcode:	SFUN
Conference ID # 49186489

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Daylight Time on May 8 through May 15, 2013. The dial-in details for the telephone replay are:

International:	+61 2 8199 0299
Toll Free:
Mainland China	400 120 0932 / 800 870 0205
Hong Kong	800 963 117
United States	+1 855 452 5696
Local Toll:
Hong Kong	+852 3051 2780
United States, New York	+1 646 254 3697
Conference ID # 49186489

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2012. Through SouFun’s websites, it provides marketing, e-commerce, listing, and other value-added services for China’s fast-growing real estate and home-related sectors. SouFun’s Internet portal is highly focused on user experience, and supports SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2013 and statements regarding SouFun’s strategic and operational plans and focus, current and future market positions the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, current global economic conditions and their potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, challenges in China’s real estate market, the impact of competitive market conditions for our services and our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as a one-time gain on purchase for the three months ended March 31, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

Fax: +86-10-5631 8709

E-mail: zhangyiwen@soufun.com

Or

Mr. Hong Zhao

Vice President of Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Fax: +86-10-5631 8709

E-mail: hongzhao@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

( in thousands of U.S. dollars, except as noted )

	March 31, 2013	Dec 31, 2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	178,331	118,167
Short-term investments	26,987	26,841
Accounts receivable, net	33,344	30,029
Funds receivable	20,279	7,600
Prepayment and other current assets (including related party balance of nil and US$50 as of December 31, 2012 and March 31, 2013, respectively)	6,837	9,226
Deferred tax assets, current	2,774	2,734

Total current assets	268,552	194,597

Non-current assets:
Property and equipment, net	219,969	79,564
Restricted cash, non-current	392,452	391,416
Deferred tax assets, non-current	2,517	1,723
Deposit for non-current assets	8,773	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	16,116	13,744

Total non-current assets	639,827	606,564

Total assets	908,379	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	270,670
Deferred revenue	89,618	65,871
Accrued expenses and other liabilities	96,004	89,306
Customers’ refundable fees	36,852	18,449
Income tax payable	27,428	23,659

Total current liabilities	520,572	467,955
Non-current liabilities:
Long-term loans	80,750	80,750
Deferred tax liabilities, non-current	83,854	64,947
Other non-current liabilities	919	—

Total non-current liabilities	165,523	145,697

Total Liabilities	686,095	613,652

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 56,013,735 shares and 56,458,493 shares issued and outstanding as at December 31, 2012 and March 31, 2013, respectively	7,249	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2012 and March 31, 2013, respectively	3,124	3,124
Additional paid-in capital	74,465	69,637
Accumulated other comprehensive income	25,420	23,974
Retained earnings	111,361	82,952

Total SouFun Holdings Limited shareholders’ equity	221,619	186,879
Noncontrolling interests	665	630

Total equity	222,284	187,509

TOTAL LIABILITIES AND EQUITY	908,379	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

( in thousands of U.S. dollars, except share data and per share data )

	Three months ended
	March 31, 2013	March 31, 2012
Revenues:
Marketing services	35,813	34,252
E-commerce services	26,363	12,045
Listing services	26,834	10,934
Other value-added services	2,024	1,259

Total revenues	91,034	58,490

Cost of revenues:
Cost of services	(20,030)	(16,522)

Total cost of revenues	(20,030)	(16,522)

Gross Profit	71,004	41,968

Operating expenses:
Selling expenses	(18,732)	(14,458)
General and administrative expenses	(15,060)	(13,299)

Total operating expenses	(33,792)	(27,757)

Operating Income	37,212	14,211
Foreign exchange loss	—	(2)
Interest income	5,678	4,427
Interest expense	(3,337)	(2,617)
Government grants	422	437
Other-than-temporary impairment on available-for-sale security	—	(14)
Gain on bargain purchase	102	—

Income before income taxes and noncontrolling interests	40,077	16,442
Income tax expenses
Income tax expenses	(11,633)	(1,908)

Net income	28,444	14,534
Net income attributable to noncontrolling interests	35	—
Net income attributable to SouFun Holdings Limited’s shareholders	28,409	14,534
Other comprehensive income, net of tax
Foreign currency translation	1,368	139
Unrealized gain on available-for-sale security	78	—
Other comprehensive income, net of tax	1,446	139

Comprehensive income	29,890	14,673
Comprehensive income attributable to noncontrolling interests	35	—

Comprehensive income attributable to SouFun Holdings Limited’s shareholders	29,855	14,673

Basic	0.36	0.19
Diluted	0.34	0.18
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,898,531	76,805,249
Diluted	83,308,983	81,068,135

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31, 2013	March 31, 2012

GAAP income from operations	37,212	14,211
Share-based compensation	1,763	1,262
Non-GAAP income from operations	38,975	15,473

GAAP net income	28,444	14,534
One-off tax benefit	—	(1,631)
Withholding tax related to dividends	3,149	—
Other-than-temporary impairment on available-for-sale security	—	14
Share-based compensation	1,763	1,262
Gain on bargain purchase	(102)	—
Non-GAAP net income	33,254	14,179

Net Income attributable to SouFun Holdings Limited shareholders	28,409	14,534
One-off tax benefit	—	(1,631)
Withholding tax related to dividends	3,149	—
Other-than-temporary impairment on available-for-sale security	—	14
Share-based compensation expense	1,763	1,262
Gain on bargain purchase	(102)	—
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	33,219	14,179

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.36	0.19
Diluted	0.34	0.18
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.43	0.18
Diluted	0.40	0.17
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,898,531	76,805,249
Diluted	83,308,983	81,068,135

	Three months ended
	March 31, 2013	March 31, 2012
Non-GAAP net income	33,254	14,179
Add back:
Interest expense	3,337	2,617
Income tax expenses	8,484	3,539
Depreciation expenses	1,499	1,537
Subtract:
Interest income	(5,678)	(4,427)

Non-GAAP EBITDA	40,896	17,445